As filed with the Securities and Exchange Commission on November 22, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MASSEY ENERGY COMPANY

(Name of Subject Company (Issuer))

MASSEY ENERGY COMPANY

(Name of Filing Person (Offeror))

4.75% Convertible Senior Notes due 2023

(Title of Class of Securities)

576203 AA 1 (144A) and 576203 AB 9 (Registered)

(CUSIP Number of Class of Securities)

Thomas J. Dostart, Esq.

Vice President, General Counsel and Secretary

MASSEY ENERGY COMPANY

4 North 4th Street

Richmond, Virginia 23219

(804) 788-1800

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of filing persons)

Copies to:

David M. Carter, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 788-8200

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$361,501,800	$42,549

(1)	Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that $132,000,000 aggregate principal amount of the outstanding 4.75% Convertible Senior Notes due 2023 are being purchased at the maximum price of $2,738.65 per $1,000 principal amount of Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $117.70 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.00011770.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This issuer tender offer statement on Schedule TO (this “Schedule TO”) relates to the offer by Massey Energy Company, a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding 4.75% Convertible Senior Notes due 2023 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer, copies of which are attached hereto as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, and incorporated herein by reference.

As of November 21, 2005, there was $132,000,000 aggregate principal amount of Notes outstanding.

In response to Items 1, 2, 4(a)(1), 4(b), 6, 7, 8, 9, and 11, reference is made to the information set forth in the Offer to Purchase and the related Letter of Transmittal, which is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a) The issuer of the securities to which this Schedule TO relates is Massey Energy Company, a Delaware corporation (the “Company”), and the address of its principal executive office is 4 North 4th Street, Richmond, Virginia 23219. The following table names each person specified in Instruction C to Schedule TO. Each person’s business address is the same as the Company’s, 4 North 4th Street, Richmond, Virginia 23219, and each filing person’s business telephone number is (804) 788-1800.

NAME	POSITION
Don L. Blankenship	Chairman of the Board, Chief Executive Officer and President
Dr. John C. Baldwin	Director
James B. Crawford	Director
E. Gordon Gee	Director
William R. Grant	Director
Bobby R. Inman	Director
Dan R. Moore	Director
Dr. Martha R. Seger	Director
Baxter F. Phillips, Jr.	Executive Vice President and Chief Administrative Officer
J. Christopher Adkins	Senior Vice President and Chief Operating Officer
H. Drexel Short, Jr.	Senior Vice President, Group Operations
Thomas J. Dostart	Vice President, General Counsel & Secretary
Jeffrey M. Jarosinski	Vice President, Finance and Chief Compliance Officer
John M. Poma	Vice President, Human Resources
Eric B. Tolbert	Vice President and Chief Financial Officer
David W. Owings	Corporate Controller

Item 4.	Terms of the Transaction.

(a)(2) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The Notes are governed by the Indenture, dated as of May 29, 2003 (the “Base Indenture”), by and among the Company, A.T. Massey Coal Company (“A.T. Massey”) and Wilmington Trust Company, as trustee (the “Trustee”), as amended and supplemented by the Supplemental Indenture, dated as of May 29, 2003 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and among the Company, A.T. Massey and the Trustee. The description of the Notes and the Indenture set forth under “Description of the Notes” in the Company’s prospectus, dated August 4, 2003, as filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, is incorporated herein by reference.

The Notes are also governed by the Registration Rights Agreement, dated as of May 29, 2003 (the “Registration Rights Agreement”), by and among the Company, A.T. Massey, UBS Warburg LLC and Citigroup

Global Markets, Inc. The Registration Rights Agreement provides holders of the Notes with certain registration rights with respect to resales of the Notes and the shares of the Company’s common stock, par value $0.625 per share (the “Common Stock”), issuable upon the conversion of the Notes. The Registration Rights Agreement also provides for the payment of liquidated damages to holders of Notes and shares of Common Stock under certain circumstances if the Company fails to perform certain obligations under the Registration Rights Agreement.

Item 10.	Financial Statements.

(a)-(b) Not applicable.

Item 12.	Material to be Filed as Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 22, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9.

(a)(2)-(4)	Not applicable

(a)(5)(A)	Press Release issued by the Company, dated November 22, 2005.

(b)	Not applicable.

(d)(1)	Indenture, dated as of May 29, 2003, by and among the Company, A.T. Massey Coal Company and Wilmington Trust Company, as trustee (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on May 30, 2003).

(d)(2)	Supplemental Indenture, dated as of May 29, 2003, by and among the Company, A.T. Massey Coal Company and Wilmington Trust Company, as trustee (incorporated herein by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on May 30, 2003).

(d)(3)	Form of Notes (included in Exhibit (d)(2) hereto).

(d)(4)	Registration Rights Agreement, dated as of May 29, 2003, by and among the Company, A.T. Massey Coal Company, UBS Warburg LLC and Citigroup Global Markets, Inc. (incorporated herein by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-3 filed on July 18, 2003).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MASSEY ENERGY COMPANY

By:	/s/ THOMAS J. DOSTART
Thomas J. Dostart
Vice President, General Counsel and Secretary

Dated: November 22, 2005

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 22, 2005.

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9.

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press Release issued by the Company, dated November 22, 2005.

(b)	Not applicable.

(d)(1)	Indenture, dated as of May 29, 2003, by and among the Company, A.T. Massey Coal Company and Wilmington Trust Company, as trustee (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on May 30, 2003).

(d)(2)	Supplemental Indenture, dated as of May 29, 2003, by and among the Company, A.T. Massey Coal Company and Wilmington Trust Company, as trustee (incorporated herein by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on May 30, 2003).

(d)(3)	Form of Notes (included in Exhibit (d)(2) hereto).

(d)(4)	Registration Rights Agreement, dated as of May 29, 2003, by and among the Company, A.T. Massey Coal Company, UBS Warburg LLC and Citigroup Global Markets, Inc. (incorporated herein by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-3 filed on July 18, 2003).

(g)	Not applicable.

(h)	Not applicable.